Filed by BB&T Corporation pursuant to Rule 425

Subject Company: McGriff, Seibels & Williams, Inc.

Registration No. 333-111116

[Text of e-mail sent to each optionholder deemed to hold nonqualified stock options]

January 21, 2004

Dear McGriff, Seibels & Williams, Inc. Optionholder:

As you are probably aware by now, in connection with the proposed transaction between MSW and BB&T, your outstanding options to acquire MSW Common Stock will become immediately exercisable pursuant to the McGriff, Seibels & Williams, Inc. 1998 Stock Option Plan and must be exercised by you prior to the closing date of that proposed transaction or they will terminate. While your options were originally issued as “incentive stock options” as defined in the Internal Revenue Code of 1986, as amended, as to which no regular income tax liability would normally result to you solely from the exercise of such options, because of the acceleration of the time at which such options may be exercised due to the transaction with BB&T, a number (in some cases a significant number) of your stock options will no longer be entitled to incentive stock option treatment under the Internal Revenue Code, but will instead be treated as “nonqualified” stock options. As a result, upon the exercise of those options that are nonqualified options, you will have compensation income that will be taxable to you, and on which you will need to pay withholding taxes to MSW at the time you exercise such options, in an amount equal to the difference in the fair market value of the MSW stock on the date you exercise the option and the exercise price of the option. While we will be sending you information on the exact procedures for the exercise of your options and our computation of your withholding obligation shortly, we wanted to give you this advance notice of the fact that a portion of your options will not qualify for incentive stock option treatment.

If you have any questions concerning this, please call Tom Lambert at (205) 581-9301.

Sincerely,

Bruce Dunbar

Chairman

McGriff, Seibels & Williams, Inc.

BB&T Corporation has filed a Registration Statement on Form S-4 (Registration No. 333-111116) in connection with the merger with McGriff, Seibels & Williams, Inc., and McGriff, Seibels & Williams mailed a Proxy Statement/Prospectus to its shareholders containing information about the merger on December 31, 2003. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY.

THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT BB&T, MCGRIFF, THE MERGER AND RELATED MATTERS.

Investors and shareholders may obtain free copies of the Registration Statement and the Proxy Statement/Prospectus through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, BB&T files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by BB&T at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. BB&T’s filings with the SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov.

You may obtain documents by requesting them in writing or by telephone from McGriff or BB&T, as follows:

Bruce Dunbar CEO McGriff, Seibels & Williams, Inc. 2211 7th Avenue South Birmingham, AL 35233 Phone: (205) 252-9871	Alan Greer External Reporting Manager BB&T 150 S. Stratford Road, Suite 400 Winston-Salem, North Carolina 27104 Phone: (336) 733-3021

BB&T, McGriff and their respective directors, executive officers and certain members of management may be deemed participants in the solicitation of proxies from shareholders of McGriff in connection with this transaction. Information about the directors and executive officers of BB&T may be found in BB&T’s proxy statement filed with the SEC on March 17, 2003 and is incorporated by reference into the proxy statement/prospectus. Information about McGriff’s directors and executive officers is included in the proxy statement/prospectus. This communication does not constitute an offer of any securities for sale.